UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-34602

DAQO NEW ENERGY CORP.

Unit 29D, Huadu Mansion, 838 Zhangyang Road,

Shanghai, 200122

The People’s Republic of China

(+86-21) 5075-2918

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Supplemental Submission pursuant to Item 16I(a) of Form 20-F

Daqo New Energy Corp. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of the Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCA Act”).

On May 4, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer under the HFCA Act following the filing of its annual report on Form 20-F for the year ended December 31, 2021 with the SEC on March 30, 2022, because the audit report on the Company’s financial statements included in that Form 20-F was issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP. Deloitte Touche Tohmatsu Certified Public Accountants LLP is an independent registered public accounting firm that is headquartered in mainland China, a jurisdiction where the U.S. Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 15, 2022 when the PCAOB vacated its previous determination.

As of the date of this filing, Mr. Guangfu Xu and Mr. Xiang Xu hold 13.6% and 9.4%, respectively, of the Company’s outstanding shares. In response to Item 16I(a) of Form 20-F, based on the above and the following information, the Company believes that it is not owned or controlled by a governmental entity in mainland China. Based on an examination of the Company’s register of members and public filings made by its shareholders (including the Schedule 13G filings), to the Company’s knowledge, as of the same date, no shareholder other than Mr. Guangfu Xu and Mr. Xiang Xu holds more than 5% of the Company’s outstanding shares. Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 to be filed with the SEC on April 27, 2023 for more details.

In addition, the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAQO NEW ENERGY CORP.

	By:	/s/ Longgen Zhang
	Name:	Longgen Zhang
	Title:	Director and Chief Executive Officer
Date: April 27, 2023

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